DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

DIVISION OF
CORPORATION FINANCE

February 28, 2006

Frederick B. Wade
Suite 740
122 West Washington Avenue
Madison, WI 53703

Re: General Electric Company
Incoming letter dated February 10, 2006

Dear Mr. Wade:

This is in response to your letter dated February 10, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's January 13, 2006 no-action letter regarding a shareholder proposal submitted to GE by the IUE-CWA Employees Pension Fund.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

We also have viewed your letter as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

40545

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.

Phone (608) 255-5111

Christopher Cox, Chairman
Members of the Commission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

February 10, 2006

Re: Request for Full Commission Review of a New and Important Staff Interpretation of Rule 14a-8(i)(7): General Electric Company 2006 WL 129334 (January 13, 2006)

Dear Chairman Cox and members of the Commission:

This letter seeks full Commission review, pursuant to Rule 202.1(d), 17 C.F.R. 202.(1)(d), of the staff's grant of the above-referenced no-action letter, which may represent the most important staff change in its interpretation of Rule 14a-8(i)(7), 17 C.F.R. 240.14a-8, since 1992. See Cracker Barrel Old Country Stores, Inc. (Oct. 13, 1992). The Commission has considered as many as 20 such requests for full Commission review in past years. See W. Morley, ed., Shareholder Proposal Handbook, Section 5.02 [A].

The instant Proposal is virtually identical to three earlier proposals that resulted in staff denials of no-action letters, apparently on the ground that they presented an issue of social policy or business strategy that was "sufficiently significant" to "transcend the day-to-day business matters" of the company, and were therefore "appropriate for a shareholder vote." General Electric Company 2004 WL 260356 (February 3, 2004); Sprint 2004 WL 253689 (February 5, 2004); and General Electric Company 2000 WL 124207 (January 19, 2000); See Securities Exchange Act Release No. 34-40018, 63 Fed. Reg. 29106, 29108 (May 21, 1998). As in the earlier proposals that the staff deemed appropriate, this proponent asks "that the [GE] Board of Directors establish an independent committee to (1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring) and (2) make copies available to shareholders upon request."

I. The Staff Interpretation Is In Conflict With the Commission's Own Interpretation Of Rule 14a-8(i)(7)

In adopting the 1998 revision of Rule 14a-8(i)(7), the Commission reaffirmed its long-standing interpretation that a shareholder proposal "generally would not be considered to be excludable" if it presents "policy issues so significant that it would be appropriate for a shareholder vote." See Securities Exchange Act Release No. 34-40018, supra. The Commission reasoned that the presentation of a "sufficiently significant social policy issue" would "transcend the day-to-day business matters" that might otherwise make omission of the proposal appropriate on the ground that it deals with a company's "ordinary business operations." Id.

As noted above, the staff's denial of three requests for no-action letters in 2000 and 2004, with respect to virtually identical shareholder proposals, is evidence that the instant proposal does present a "sufficiently significant" issue of social policy or business strategy to "transcend" the sphere of "ordinary business operations." In this context, as in 2004, the proponent presented three distinct arguments to the staff on this point. See General Electric Company, supra, 2006 WL 129334, pp. *8-*13.

Nevertheless, the staff granted a no-action letter on the ground that the proposal calls for "an evaluation of risk." Under the circumstances set forth above, the staff's decision appears to reflect an interpretation that any shareholder proposal relating to "an evaluation of risk" will be deemed to be excludable under Rule 14a-8(i)(7), even if it presents a significant issue of social policy or business strategy that would otherwise be appropriate for a shareholder vote. If this analysis is correct, the staff's interpretation constitutes an expansion of the position set forth in Staff Legal Bulletin 14C, which was expressly limited to company "operations that may adversely affect the environment or the public's health," and the creation of a new rule of general application that is comparable to the position that the staff adopted in Cracker Barrel.

Under these circumstances, the staff's interpretation appears to constitute a plain violation of the Commission's own 1998 interpretation of Rule 14a-8(i)(7). As in Cracker Barrel, supra, "which provided that all employment-related shareholder proposals raising social policy issues would be [deemed] excludable under the 'ordinary business' exclusion" (Securities Exchange Act Release No. 34-40018; 63 Fed. Reg. 29106, 29108), the staff appears to have adopted a rule that any proposal relating to "an evaluation of risk" will be deemed to be excludable without regard to the issue of social policy or business strategy that might be involved. Moreover, as in Cracker Barrel, the staff's change of interpretation appears to be one of far-reaching importance, because almost any shareholder proposal that calls for a company to address a significant issue of social policy or business strategy is likely to involve either an "evaluation of risks," or an assessment of costs and benefits, whether that is stated explicitly in the text of the proposal or is merely implicit.

After extended controversy and litigation, the Commission found that it was appropriate "to reverse the Cracker Barrel position" when it adopted the 1998 amendments to the shareholder proposal rules. Securities Exchange Act Release No. 34-40018; 63 Fed. Reg. 29106, 29108. We submit that the same result is appropriate here.

II. **The Staff Interpretation Is Also In Conflict With the Commission's "Plain-English" Policy**

In 1998, Rule 14a-8 became the first Commission rule to be recast in "Plain-English Question and Answer Format." The Commission adopted the "plain-English" format in order to "make the rule easier for shareholders and companies to understand and follow." Securities Exchange Act Release No. 34-40018; 63 Fed. Reg. 29106, 29107.

In Staff Legal Bulletin 14C, as noted above, the staff issued guidance concerning certain shareholder proposals that it would deem excludable under Rule 14a-8(i)(7) as "relating to an evaluation of risk." A chart was included to illustrate the difference between what the staff would consider permissible and impermissible, which indicates that GE's request for a no-action letter might have been denied if the instant proposal had simply called for a "report on the potential for damage" to GE's brand name and reputation [in accord with the Exxon Mobil example], instead of "a report evaluating the risk of [such] damage" [as in the Xcel Energy example].

As applied to the instant proposal, we submit that there is no substantive distinction between the two examples, because an assessment of the "potential" for damage would be essentially the same as an assessment of the "risk" of such damage. If there is any substantive difference, it would appear to be so arbitrary, capricious or arcane as to be contrary to the purposes and intent of the "plain-English" format that the Commission adopted in 1998. It simply does not make "plain-English" sense that the same proposal that was deemed permissible in 2000 and 2004, and impermissible in 2006, could be made permissible in 2007 merely by substituting the six words, "report on the potential for damage," for the seven words that now call for "a report evaluating the risk of damage."

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for Proponent
IUE-CWA Employee's Pension Fund

c. Nancy M. Morris, Commission Secretary
Ronald O. Mueller, Counsel for GE